Exhibit 1

FOR IMMEDIATE RELEASE	9 OCTOBER 2014

WPP PLC (“WPP”)

GroupM and Kantar Media partner with Rentrak, the US-based film and television measurement company

WPP announces that its wholly-owned companies, GroupM, the global media investment management company and Kantar Media, its media research and analytics business, have entered into agreements with Rentrak, the US-based film and television measurement company. The partnerships are designed to deliver new services in television measurement and consumer insights to clients in the United States.

Under the terms of the agreement, WPP will inject Kantar Media’s US television measurement business into Rentrak in exchange for $98 million of Rentrak common stock. WPP will also purchase shares directly from the company for $56 million in cash giving WPP a final ownership stake of 16.7% of Rentrak. The transaction, which is subject to customary regulatory approvals, is anticipated to be completed by the end of calendar year 2014.

Rentrak will integrate its national and local TV measurement with a number of Kantar’s US-based services that focus on digital media and purchase data, providing US advertisers, agencies, TV networks and local TV stations with even more powerful tools to understand consumers’ TV and purchasing habits. For GroupM, the ability to integrate consumer data with volumes of TV information using Rentrak’s data and technology represents a major step in the formation of a next generation, fully-passive, census-level measurement.

No Kantar TV measurement or global development capabilities outside of the US are affected by the transaction.

These agreements continue WPP’s strategy of developing its services in important markets and sectors and strengthening its capabilities in digital and data investment management businesses. WPP’s digital revenues (including associates) were well over US$6 billion in 2013, amounting to approximately 35% of the Group’s total revenues of US$17.3 billion. WPP has set a target of 40-45% of revenue to be derived from digital in the next five years.

The partnership will also strengthen the capabilities of Kantar, the data investment management division of WPP that is one of the world’s largest insight, information and consultancy groups. By connecting with the diverse talents of its 12 specialist companies, Kantar aims to become the pre-eminent provider of compelling and inspirational insights for the global business community. Its 27,000 employees work across 100 countries and across the whole spectrum of research and consultancy disciplines, enabling the group to offer clients business insights at every point of the consumer cycle. The group’s services are employed by over half of the Fortune Top 500 companies. Worldwide, WPP’s data investment management companies (including associates) collectively generate revenues of about US$5 billion and employ over 34,000 people.

Contact:

Feona McEwan, WPP	+ 44 (0)207 408 2204
Kevin McCormack, WPP	+1 (212) 632 2239